

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re:** **Lan Airlines S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 5, 2011**
> **File No. 001-14728**

Dear Mr. de la Fuente:

We have reviewed your response letter dated November 15, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 5 – Segmental Information, page F-40

1. We note your response to our prior comment three that discrete financial information is prepared for each of your cargo and passenger operating subsidiaries. Please tell us in greater detail the purpose of the discrete financial information for each, how they are used, and who in the Company is provided this information.

2. Please tell us your basis for measuring profit (or loss) for each of your cargo and passenger operating subsidiaries. In your response, tell us if there is an allocation of costs for cargo transported in the bellies of passenger aircraft that is included in the discrete financial information prepared for the cargo business referred to above, and if so, the basis of that allocation.

3. Please tell us if your chief operating decision maker is regularly provided the operating results for each of your cargo and passenger operating subsidiaries. If so, please accompany your response with a copy of the financial information provided to the chief operating decision maker for the fiscal period ended December 31, 2010.

4. You state that you believe you operate in one business segment, which is the transportation by air of passengers and cargo over various routes. Please tell us the basis for your conclusion that you are operating in one business segment. In your response, explain to us how your reporting complies with presenting reportable segments pursuant to IFRS 8.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief